DAVIDOFF HUTCHER & CITRON LLP

ATTORNEYS AT LAW

605 THIRD AVENUE

NEW YORK, NEW YORK 10158

WRITER'S DIRECT: (646) 428-3210

E-MAIL ADDRESS: ehl@dhclegal.com

July 19, 2024

BY EDGAR

Ms. Jenna Hough

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic International Corp. Amendment No. 1 to Registration Statement on Form S-1 First Filed on July 2, 2024 (File 333-280653)

Ladies and Gentlemen:

On behalf of our client, Atlantic International Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit Amendment No. 1 to the Company’s Registration Statement on Form S-1. Responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 16, 2024 were filed with the Commission with Edgar Correspondence on July 18, 2024.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner

EHL:esm

cc (by e-mail): Mr. Jeffrey Jagid